UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of March, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[TELEVISA LOGO]                                       PRESS RELEASE
                                                      FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------

                 TELEVISA AND WAL-MART DE MEXICO TO LAUNCH
                   IN-STORE TELEVISION ADVERTISING SYSTEM

Mexico, D.F., March 6, 2006--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO), and Wal-Mart de Mexico ("WALMEX"; BMV: WALMEX) announced today that they have reached an agreement pursuant to which Televisa will install and operate WALMEX's new in-store television advertising system as part of their "Wal-Mart Punto de Venta" project (Wal-Mart Media).

Under the agreement, Televisa will install during 2006 an average of 15 to 20 liquid-crystal-display screens in each of WALMEX's Bodega Aurrera and Supercenter stores. In all, Televisa will install approximately 5,000 screens in 300 stores throughout the country to help WALMEX customers in their purchasing decisions. Televisa will produce a private television network for WALMEX and will sell advertising to promote the products of WALMEX suppliers at the point-of-purchase. Televisa will invest approximately US$20 million in this venture under a revenue-sharing business model.

Televisa views this venture as an opportunity to better serve its customers by complementing their mass-media advertising campaigns with this new alternative. In order to achieve this objective, Televisa will assign a dedicated sales force to this project. Moreover, this initiative will enable Televisa to capitalize on its content-production capability and advertising sales leadership and will place both companies at the forefront of advances in digital in-store advertising.

Wal-Mart focus has always been the customer and views this venture as an opportunity to enhance and improve shopping experience, through specialized point of sale communication, so their customers finds helpful information throughout their shopping trip.

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

WALMEX is the largest retail Sector company in Mexico, whose shares have been traded in the Mexican Stock Exchange since 1977. It operates 785 units, broken down as follows: 203 Bodegas Aurrera; 70 Sam's Clubs; 105 Wal-Mart Supercenters; 55 Superamas; 53 Suburbias; and 298 restaurants, including franchises.

                                    ###

GRUPO TELEVISA                              WAL-MART DE MEXICO
INVESTOR RELATIONS:
MICHEL BOYANCE / ALEJANDRO EGUILUZ          RAUL ARGUELLES
Grupo Televisa, S.A.                        Vicepresidente Asuntos Corporativos
Tel: (5255) 5261-2000                       Wal-Mart de Mexico
ir@televisa.com.mx                          Tel: (5255) 5387-9241
------------------                          raul.arguelles@wal-mart.com
                                            ---------------------------
MEDIA RELATIONS:
MANUEL COMPEAN
Grupo Televisa, S.A.
Tel: (5255) 5728 3815
mcompean@televisa.com.mx
------------------------



--------------------------------------------------------------------------------

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: March 7, 2006                         By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President